Exhibit 99.2

.Rouge Resources Ltd
Management Discussion and Analysis
Three Months Ended April 30, 2012

ROUGE RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THREE MONTHS ENDED APRIL 30, 2012
(Stated in Canadian Dollars)

Rouge Resources Ltd.
Management Discussion and Analysis
Three Months Ended April 30, 2012

ITEM 1.1	DATE AND INTRODUCTION

This Management Discussion and Analysis (“MD&A”) was prepared as of June 27, 2012 and should be read in conjunction with the condensed interim financial statements and notes for the three months ended April 30, 2012 contained herein along with the audited financial statements and notes for the year ended January 31, 2012. This report was authorized for issue by the directors of the Company on June 28, 2012.

The financial statements contained herein are stated in Canadian dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) along with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Therefore, they comply with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” and are stated in Canadian dollars.

We (“or the Company”) were incorporated under the name “Gemstar Resources Ltd.” on March 31, 1988 pursuant to the provisions of the Company Act (British Columbia). In March 2006, we were transitioned to the Business Corporations Act (British Columbia). On March 25, 2008, we announced the following: a change in Company name to “Rouge Resources Ltd; consolidation of our outstanding share capital on a one new for ten old (1:10) share basis; and an increase in our authorized share capital from 10 million shares without par value to an unlimited number of shares without per value. The 1:10 share consolidation resulted in all share and per share information in the financial statements being presented on a retroactive basis as if the share consolidation took place at the beginning of all years presented.

Our registered and records office is located at 203-409 Granville Street, Vancouver BC, V6C 1T2. We have been a reporting issuer in British Columbia and Alberta since April 3, 1989 and became a foreign issuer in the United States pursuant to filings with the US Securities and Exchange Commission on or about November 15, 2003. Our common shares are quoted on the OTCQB in the United States under the trading symbol ROUGF.

As at April 30, 2012, there were 40,565,171 common shares issued and outstanding which have not changed since the January 31, 2012 year end nor have any more shares been issued to the date of this report. However, we have a new financing currently in progress which is discussed below.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation, purchase or sale of a significant amount of assets. Additional information relating to the Company, including our listing application conditionally approved by the TSX Venture Exchange on April 25, 2012, is available on both SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Description of business

We are an exploration stage company focused on the exploration of certain mining claims located in the Thunder Bay Mining District of North Central Ontario, Canada, called the Dotted Lake Property and have no current revenues nor have we earned any since inception. We hold a 100% interest in the original Dotted Lake Property, which has been the only focus of our exploration activities to date, and have an exclusive option agreement to acquire the mineral interests in the Lampson Lake Property adjacent to the Dotted Lake Property.

Rouge Resources Ltd.
Management Discussion and Analysis
Three Months Ended April 30, 2012

ITEM 1.2	OVERALL PERFORMANCE

During the three months ended April 30, 2012, a total of $16,367 was spent on our exploration and evaluation assets. $16,000 of this amount was the 3rd payment on the Lampson Lake option agreement which requires total vendor payments of $60,000 over the three year period ending April 30, 2013. $35,000 has now been paid to date with the final payment of $25,000 due on or before April 20, 2013. No other exploration work was conducted during this period primarily due to the significant effort expended on the private placement financings still in progress and required to be completed before final approval of the Company’s listing application is recveived. The listing application was written to apply for Company shares to be listed on The TSX Venture Exchange (“The Exchange”) which was conditionally approved by the Exchange on April 25, 2012. Final listing approval is subject to fulfilling all remaining regulatory requirements including, without limitation, completion of the two previously announced brokered and non-brokered private placement financings of up to $1.2 million from issuance of a maximum of 4,800,000 units at $0.25 per unit.

The net proceeds we expect to receive are $1,130,000 assuming completion of both the $930,000 maximum Brokered Offering (4,000,000 units), after deducting the Agent’s 7% commission, and the $200,000 maximum Non-brokered Offering (800,000 units). The proposed use of these funds is estimated as follows:

remaining costs of the listing application including legal, Agent and regulatory fees	$121,000
working capital deficiency as at April 30, 2012	$348,000
remaining payment on the Lampson Lake option agreement	$25,000
phase 1 of recommended work program on the Dotted Lake Property	$226,000
operating expenses for the ensuing 12 month period	$197,000
remaining proceeds for ongoing working capital purposes	$213,000
Total use of proceeds	$1,130,000

Although the Company intends to spend its available funds as stated above, there may be circumstances when, for sound business reasons, a reallocation of funds may be necessary.

Rouge Resources Ltd.
Management Discussion and Analysis
Three Months Ended April 30, 2012

Exploration and evaluation assets

The following table summarizes the amounts expended on exploration and evaluation assets for the three months ended April 30, 2012 and year ended January 31, 2012:

			Total for
			three months	Total for
			ended	year ended
	Canada	Canada	April30,	January 31,
	Dotted Lake	Lampson Lake	2012	2012
Property acquisition costs
Balance, beginning	$15,261	$21,033	$36,294	$24,294
Additions	-	16,000	16,000	12,000
Balance, end	15,261	$37,033	$52,294	$36,294

Exploration and evaluation costs
Balance, beginning	$176,585	$-	$176,585	$176,585
Additions
Drilling and related costs
Field and camp costs
Geological consulting
Project administration	367	-	367	-
Travel and accommodation
Balance, end	$176,952	$-	$176,952	$176,585
Total balance, end	$192,213	$37,033	$229,246	$212,879

The original Dotted Lake Property was comprised of one claim acquired by the Company in 2001 at a cost of $200,000. The claim was allowed to lapse in late calendar 2002 and accordingly was written off during year ended January 31, 2003. It was re-staked by the Company in March 2003 since it was less expensive than completing the exploration work assessment during the extreme winter weather conditions existing at the time. Since then, the Company has conducted certain acquisition and exploration activities on the Property; completed a National Instrument 43-101 compliant geological report; and kept its mineral interests in The Property in good standing with the Ontario Ministry of Northern Development and Mines (“MNDM”) for future exploration. In October 2009, the Company expanded its 100% owned holdings in the original Property from a single 15-unit claim to ten claims of 82 units by means of staking at a cost of approximately $11,000. Title to the Property was originally held in trust for the Company by a director of the Company but was since transferred to the Company during the year ended January 31, 2012.

On April 20, 2010, the Company entered into an option agreement with local prospectors (the “Optionors”) regarding the Lampson Lake Property consisting of two additional claims comprising an aggregate of 22 units adjacent to the Dotted Lake Property. The Company has an exclusive option to purchase a 100% interest in these two claims by making option payments totalling $60,000 as follows: $7,000 paid on April 20, 2010 when the agreement was signed; $12,000 paid on April 20, 2011; $16,000 on April 20, 2012; and $25,000 payable on April 20, 2013. These claims are subject to a 2% net smelter royalty (“NSR”) in favour of the Optionors on one claim and with respect to the other, a combination of a 2% NSR in favour of the Optionors and a 1% NSR on any metals and/or a 1% Net Sales Return royalty payable to Ontario Exploration Company (“OEC”) on any precious minerals recovered from the property. The Company has the right to buy back 1% of the NSR in favour of the Optionors for $1,000,000 and to buy back three-quarters 3/4 of 1% of the royalty vested with OEC over 10 years on an increasing scale from $15,000 to $750,000. In anticipation of meeting the final payment schedule, title was transferred to the Company on January 27, 2012. However, beneficial interest in the property will not be transferred until the final option payment of $25,000 is made on or before April 20, 2013.

Rouge Resources Ltd.
Management Discussion and Analysis
Three Months Ended April 30, 2012

Following this final option payment on April 20, 2013, the Company’s holdings will total 12 claims of 104 mining units on 1,683 hectares. At present and pending approval of the MNDM, the Company will have $46,776 in banked credits which means all claims can be kept in good standing until 2013 with $18,107 credits remaining. The Dotted Lake Property is currently in good standing with the MNDM with due dates for work credits to be applied on claim anniversary dates ranging from November 17, 2012 to March 14, 2013.

The Company continues to monitor claims in the Dotted Lake area and may make additional acquisitions from time to time when management considers the purchase to be strategic or otherwise potentially beneficial to the Company.

Pursuant to the NI 43-101 recommendations from the Company’s consulting geologist, Fladgate Exploration Consulting, we plan to conduct future exploration on our mineral property interests as soon as possible at an estimated cost of $226,000, subject to funds availability from the new financings currently in progress. These exploration funds are required for additional soil sampling, prospecting and trenching to expand on the anomalous zinc and coincident gold anomalies observed from previous soil samples. Once started, the program is expected to complete within three weeks followed by compilation and testing over an additional two months.

There is no assurance that a commercially viable mineral deposit exists on our exploration and evaluation assets. Further exploration is required before a final evaluation of the economic feasibility can be determined. Significant financing and considerable time and effort will be required before our mineral claims can be further explored and, if warranted, developed into a commercial enterprise.

ITEM 1.3	SELECTED ANNUAL INFORMATION

The following table summarizes selected information as at and for the three months ended April 30, 2012 and 2011 with comparative figures as at and for the year ended January 31, 2012:

	April 30, 2012	April 30, 2011	January 31, 2012
FINANCIAL POSITION
Total Assets	$251,948	$348,527	$243,140
Total Liabilities	$401,278	$247,821	$351,824
Accumulated Deficit	$(3,361,483)	$(3,063,447)	$(3,272,837)
OPERATIONS
Total Revenues	Nil	Nil	Nil
Comprehensive Loss	$(88,646)	$(69,894)	$(279,284)
Comprehensive Loss per	$(0.00)	$(0.00)	$(0.01)

Rouge Resources Ltd.
Management Discussion and Analysis
Three Months Ended April 30, 2012

ITEM 1.4	DISCUSSION OF OPERATIONS FOR THREE MONTHS ENDED APRIL 30, 2012

The following table summarizes results of operations for the three months ended April 30, 2012 and 2011 with comparative figures for year ended January 31, 2012:

		Three Months		Three Months
		Ended		Ended		Year Ended
		April 30, 2012		April 30, 2011		January 31, 2012
Revenue	$	Nil	$	Nil	$	Nil

Expenses
Amortization and accretion		194		216		1,008
Listing application fees & exp.		55,879		25,092		90,507
Management fees		15,000		15,000		60,000
Office administration and travel		11,120		17,446		64,022
Professional fees		4,587		10,696		47,387
Transfer agent and filing fees		1,866		1,444		16,360
Total expenses		(88,646)		(69,894)		(279,284)

Comprehensive loss		$(88,646)		$(69,894)		$(279,284)

Revenue

The Company is in the exploration stage and has not generated any revenues since inception.

Comprehensive loss

The Company reported a comprehensive loss of $88,646 for three months ended April 30, 2012 compared to a comprehensive loss of $69,894 for the same period last year. This $18,752 increase in comprehensive loss resulted from the following:

  minor $22 decrease in amortization.

  $30,787 increase in listing application fees and expenses due to intensity of the documentation required by our lawyer, the Agent’s lawyer and the regulatory authorities in connection with the listing application conditionally approved by the TSX-Venture Exchange on April 25, 2012. It has been underway since the quarter ended January 31, 2011 and has not yet been approved to the date of these financial statements pending completion of the two financings currently in progress along with meeting other regulatory requirements.

  $6,326 decrease in office administration and travel expenses mainly due to successful efforts at reducing overhead expenses.

  $6,109 decrease in professional fees (legal, audit and accounting) primarily due to concentration of time and effort by our company lawyer on the listing application disclosed as separate line item above.

  minor $422 increase in transfer agent and filing fees

Rouge Resources Ltd.
Management Discussion and Analysis
Three Months Ended April 30, 2012

ITEM 1.5	SUMMARY OF QUARTERLY RESULTS

The following table summarizes operating results for the eight most recently completed quarters:

	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr
	ended	ended	ended	ended	ended	ended	ended	ended
	Apr. 30 12	Jan. 31 12	Oct. 31 11	July 31 11	Apr. 30 11	Jan. 31 11	Oct. 31 10	July 31 10
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Comprehensive loss	($88,646)	($83,074)	($78,377)	$(47,939)	($69,894)	($108,336)	($41,844)	($46,107)
Loss per share	($0.00)	($0.01)	($0.00)	($0.00)	($0.00)	($0.01)	($0.00)	($0.00)
Operating cash flow (Deficiency)	($80,635)	($66,515)	($84,188)	($ 57,370)	($50,518)	($72,760)	($45,508)	($67,199)

Our comprehensive losses are fairly consistent from quarter to quarter being comprised substantially of on-going management fees, professional fees, office administration and transfer agent & filing fees. The five quarters ended April 30, 2012, January 31, 2012, October 31, 2011, April 30, 2011 and January 31, 2011 show greater losses than normal due to the legal and regulatory fees & expenses incurred regarding the listing application conditionally approved by TSX-Venture Exchange on April 25, 2012.

Reconciliation of previous Canadian GAAP to IFRS

IFRS requires the Company to reconcile to previous Canadian GAAP for equity, comprehensive loss and cash flow for comparative periods. The Company’s adoption of IFRS did not have a monetary impact on equity, comprehensive loss and operating, investing or financing cash flows in the prior periods. As a result, there were no adjustments to the statements of financial position, comprehensive loss, cash flows and changes in shareholders’ equity for the above eight quarters.

ITEM 1.6	LIQUIDITY

The following table summarizes the Company’s working capital (deficiency) position as at April 30, 2012 and 2011 with comparative figures as at January 31, 2012 year end:

	As at	As at	As at
Working Capital (Deficiency)	April 30, 2012	April 30, 2011	January 31, 2012
Current assets	$13,409	$126,078	$20,774
Current liabilities	(361,601)	(247,821)	(312,148)

Working capital (deficiency)	$(348,192)	$(121,743)	$(291,374)

During the three months ended April 30, 2012, the working capital deficiency increased to $348,192 from $291,374 as at January 31, 2012 primarily due to decrease in cash balance and increase in current liabilities, both resulting from the funding requirements of on-going operating losses.

This working capital deficiency at April 30, 2012 includes related party payables of $282,223 (January 31, 2012 - $245,084). This amount is primarily due to one of our directors, who continued to fund ongoing operating expenses in order to finance the Company’s business pending approval of its listing on the Exchange. The Company expects to repay the related party payable upon completion of the two previously announced financings of up to $1.2 million currently in progress.

Rouge Resources Ltd.
Management Discussion and Analysis
Three Months Ended April 30, 2012

The following table summarizes cash flows for three months ended April 30, 2012 and 2011 with comparative figures for year ended January 31, 2012:

	Three Months	Three Months
Cash Flows	Ended	Ended	Year Ended
	April 30, 2012	April 30, 2011	January 31, 2012
Net cash used in operating activities	$(80,635)	$(50,518)	$(258,591)
Net cash used in investing activities	(16,367)	(12,000)	(12,709)
Net cash provided by financing activities	85,139	32,369	144,171
Increase (decrease) in cash	$(11,863)	$(30,149)	$(127,129)

Cash, beginning	17,823	144,952	144,952

Cash, end	$5,960	$114,803	$17,823

As at April 30, 2012, the Company’s cash position was $5,960 compared to $17,823 as at January 31, 2012. The $11,863 decrease in cash for three months ended April 30, 2012 (“2012 period”) and the $30,149 decrease in cash for three months ended April 30, 2011 (“2011 period”) resulted from the following cash flow activities:

(i)

Net cash used in operating activities of $80,635 in 2012 period and $50,518 in 2011 period was due in both periods to on-going operating losses adjusted for a minor non- cash item and changes in non-cash working capital items.

(ii)

Net cash used in investing activities of $16,367 in 2012 period and $12,000 in 2011 period were scheduled payments of $16,000 and $12,000 respectively under the exclusive option agreement to purchase the Lampson Lake Property.

(iii)

Net cash provided by financing activities of $85,139 in the 2012 period was due to $48,000 of share subscriptions received under the financing currently in progress along with increase in related party payable used for funding of operating expenses. The $32,149 of funding in the 2011 period was due entirely to funding from related party payable.

ITEM 1.7	CAPITAL RESOURCES

Share Capital

Authorized

Unlimited number of common shares without par value.

Issued share capital

At April 31, 2012, there were 40,565,171 issued and fully paid common shares (January 31, 2012 –40,565,171). No shares were issued during the three months ended April 30, 2012 nor during the year ended January 31, 2012.

Subsequent to January 31, 2012, the Company applied to the TSX Venture Exchange for the listing of its common shares. Conditional approval was received on April 25, 2012 subject to the fulfillment of certain regulatory requirements and a private placement financing of up to $1,200,000 from issuance of a maximum of 4,800,000 units at $0.25 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to acquire one additional common share of the Company at a price of $0.40 per share for a period of one year from the date of closing. The financing has not closed as of the date of these condensed interim financial statements.

Rouge Resources Ltd.
Management Discussion and Analysis
Three Months Ended April 30, 2012

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the three months ended April 30, 2012 was based on the comprehensive loss attributable to common shareholders of $86,646 (April 30, 2011 - $69,894) and the weighted average number of common shares outstanding of 40,565,171 (April 30, 2011 –40,565,171).

Diluted loss per share does not include effect of the 30,000,000 share purchase warrants which expired on April 30, 2012.

Stock options

The Company’s stock option plan is in the form of a rolling stock option plan, which provides that a committee of the Board of Directors may from time to time, at its discretion, grant to directors, officers, employees and consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance in any twelve month period will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant at a price not less than the closing price of the Company’s shares on the last trading day before the grant of such options less any discount. In any event, the exercise price will not be less than $0.10 per share

The number of common shares reserved for issuance to any one optionee insider in any twelve month period will not exceed ten percent (10%) of the issued and outstanding common shares and the number of common shares reserved for issuance to any one employee or consultant will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

As at April 30, 2012, the Company had no issued and outstanding stock options.

Share purchase warrants

The changes in share purchase warrants during the three month period ended April 30, 2012 and the year ended January 31, 2012 are as follows:

	April 30, 2012		January 31, 2012
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price
Balance, beginning	30,000,000	$0.10	30,000,000	$0.10

Warrants issued	-
Warrants expired	(30,000,000)
Balance, end	-	-	30,000,000	$0.10

On April 30, 2012, the 30,000,000 warrants expired without being exercised.

Rouge Resources Ltd.
Management Discussion and Analysis
Three Months Ended April 30, 2012

With no operating revenues to date, we continue to finance our operations through the issuance of common shares and advances from related parties. There can be no assurance that additional financing will be available when needed or, if available, on commercially reasonable terms. If we are unable to obtain additional financing on a timely basis, either through issuance of more common shares or obtaining additional advances from related parties, we may not be able to meet our obligations as they come due which may impact our ability to continue as a going concern in the future.

To a significant extent, our ability to raise capital is affected by trends and uncertainties beyond our control. These include general economic conditions do not improve, the market prices for base and precious metals and results from our exploration programs. The Company’s ability to reach its business objectives may be significantly impaired if general economic conditions continue to deteriorate, prices for metals such as zinc, gold, copper and platinum fall or if results from the intended exploration programs on our mineral properties are unsuccessful.

ITEM 1.8	OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

ITEM 1.9	TRANSACTIONS BETWEEN RELATED PARTIES

The following related party payable to two directors and officers of the Company is unsecured, non-interest bearing and has no fixed term of repayment as at April 30, 2012 and 2011 and year ended January 31, 2012:

	April 30,	April 30,	January 31,
	2012	2011	2012
Payable to two directors and officers of the Company	$282,223	$133,282	$254,118 *

* Reclassified to coincide with April 30, 2012 disclosure

The Company had the following transactions with two directors and officers of the Company during the three months ended April 30, 2012 and 2011 and year ended January 31, 2012:

			Year ended
	Three months ended April 30,		January 31,
	2012	2011	2012
Accounting and financial services reporting	$2,820	$-	$-
Management services	15,000	15,000	60,000
Office rent	7,500	7,500	30,000
	$25,320	$22,500	$90,000

These transactions are recorded at the exchange amount, which is the consideration agreed to between the related parties.

ITEM 1.10	FOURTH QUARTER ENDED JANUARY 31, 2012

Not applicable at this time.

Rouge Resources Ltd.
Management Discussion and Analysis
Three Months Ended April 30, 2012

ITEM 1.11	SUBSEQUENT AND PROPOSED TRANSACTIONS

Despite very challenging market conditions, the Company continues to try to complete its private placement financings of up to $1,200,000 from issuance of a maximum of 4,800,000 units at $0.25 per unit. Final approval of its listing application on the TSX-Venture Exchange, conditionally approved on April 25, 2012, depends upon fulfillment of certain regulatory requirements and completion of this financing.

ITEM 1.12	CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the determination of the useful lives of furniture and equipment, the recoverability of the carrying value of exploration and evaluation assets, and the recoverability and measurement of deferred tax assets and liabilities. Actual results may differ from these estimates and judgments.

ITEM 1.13	CHANGES IN ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods beginning after January 1, 2012 or later periods.

The following new standards, amendments and interpretations have not been early adopted in these financial statements and are not expected to have a material effect on the Company’s future results and financial position:

a)	IFRS 9 Financial Instruments (New to replace IAS 39 and IFRIC 9)

b)	IFRS 10 Consolidated Financial Statements (New to replace consolidation requirements in IAS 27 as amended in 2008 and SIC-12)

c)	IFRS 11 Joint Arrangements (New to replace IAS 31 and SIC-13)

d)	IFRS 12 Disclosure of Interests in Other Entities (New to replace disclosure requirements in IAS 27 as amended in 2008, IAS 28 (as revised in 2003 and IAS 31)

e)	IFRS 13 Fair Value Measurement (New to replace fair value measurement guidance in other IFRSs)

f)	IAS 1 Presentation of Financial Statements, (Amendments regarding Presentation of Other Comprehensive Income)

g)	IAS 19 Employee Benefits (Amended in 2011)

h)	IAS 27 Separate Financial Statements (Amended in 2011)

i)	IAS 28 Investments in Associates and Joint Ventures (Amended in 2011), and

j)	IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (New).

Rouge Resources Ltd.
Management Discussion and Analysis
Three Months Ended April 30, 2012

ITEM 1.14	FINANCIAL AND OTHER INSTRUMENTS

The Company classifies its financial instruments in the following categories: fair value through profit or loss investments, loans and receivables, held-to-maturity investments, available-for-sale investments and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are held-for-trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets or classified as non-current assets where maturities are greater than 12 months after the end of the reporting period.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those instruments that are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets which are included in net income.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date, ie. the date on which the group commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Rouge Resources Ltd.
Management Discussion and Analysis
Three Months Ended April 30, 2012

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	April 30,	April 30,	January 31,
	2012	2011	2012
Financial assets:
Cash	$5,960	$114,803	$17,823
Harmonized sales tax refundable	7,449	11,275	2,951
Credit card security deposit	6,900	6,900	6,900
	$20,309	$132,978	$27,674

Other financial liabilities included in the statement of financial position are as follows:

	April 30,	April 30,	January 31,
	2012	2011	2012
Other financial liabilities:
Trade payables	$59,928	$75,589	$18,430*
Related party payables	282,223	133,282	254,118*
Loan payable	39,676	-	39,676
	$381,827	$208,871	$312,224

  * Reclassified to coincide with April 30, 2012 disclosure

Fair value

The fair value of the Company’s financial assets and liabilities approximate the carrying amounts. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data.

 The following is a breakdown of the Company’s financial assets measured at fair value as at April 30 and January 31, 2012:

	As at April 30, 2012
	Level 1	Level 2	Level 3
Cash	$5,960	$-	$-
Harmonized sales tax refundable	7,449
Credit card security deposit	6,900

	As at January 31, 2012
	Level 1	Level 2	Level 3
Cash	$17,823	$-	$-
Harmonized sales tax refundable	2,951
Credit card security deposit	6,900

Rouge Resources Ltd.
Management Discussion and Analysis
Three Months Ended April 30, 2012

Financial Risk Management

We are exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Our primary exposure to credit risk is on our cash held in bank accounts. The majority of cash is deposited in bank accounts held with one major bank in Canada so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. Our secondary exposure to risk is minimal, harmonized sales tax refundable, since it is recoverable from the Canadian Government.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We have a planning and budgeting process in place to help determine the funds required to support our normal operating requirements on an ongoing basis. We attempt to ensure there is sufficient access to funds to meet our short-term business requirements, taking into account our anticipated cash flows from operations and our holdings of cash and cash equivalents.

Historically, our source of funding has been either the issuance of equity securities for cash, primarily through private placements, or loans from directors and officers. Our access to financing is always uncertain and there can be no assurance of continued access to significant equity funding.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. We operate primarily in Canada and therefore are not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to interest rate risk relates to our ability to earn interest income on cash balances at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Capital management

The Company's policy is to maintain a capital base sufficient to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of share capital net of accumulated deficit. There have been no changes in the Company's approach to capital management during the current period and the Company is not subject to any externally imposed capital requirements.

ITEM 1.15	OTHER MD&A REQUIREMENTS

Management’s Responsibility for Financial Statements

Management is responsible for the preparation and fair presentation of the Company’s financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Rouge Resources Ltd.
Management Discussion and Analysis
Three Months Ended April 30, 2012

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure information required to be disclosed in filings pursuant to regulatory requirements is recorded, processed, summarized and reported within the required time periods. Our management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Our management is also responsible to ensure that information disclosed externally, including the financial statements and MD&A, is complete and reliable.

Our CEO and CFO have evaluated the disclosure controls and procedures over financial reporting for the period and have concluded they are operating effectively notwithstanding the inherent weakness of a small company having a very small staff. This lack of segregation of duties is overcome by heavy reliance on senior management and directors during the review and approval process along with the annual statutory audit.

Business and Regulatory Risks

We are engaged in the mineral exploration business and manage related industry risk directly. We are potentially at risk for environmental reclamation and fluctuations and commodity-based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. At present, the Company is not required to provide for restoration and environmental obligations so no provision has been made. However, there is no certainty that all environmental risks and contingencies have been addressed.

Our exploration program will require significant future expenditures and there is no assurance any commercial mineral quantities will be found. If we are unable to generate significant revenues from our mineral claims, continued losses are expected into the foreseeable future. There is no history upon which to base any assumption as to the likelihood we will prove successful, and there is no assurance that we will generate any revenues nor ever achieve profitability. If unsuccessful in addressing these risks, the business will fail and investors could lose all of their investment in the company.

Regulatory risks include the possible delays in getting regulatory approval to the transactions that senior management and the Board of Directors believe to be in the Company’s best interest, increased fees for statutory filings, and the introduction of increasingly more complex reporting requirements which must be complied with in order to maintain our public company position.

Forward-looking statements

This Management Discussion and Analysis may contain certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed use of proceeds. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, the following: a change in the use of proceeds, the volatility of mineral prices, the possibility that exploration efforts will not yield economically recoverable quantities of minerals, accidents and other risks associated with mineral exploration and development operations, the risk that the Company will encounter unanticipated

Rouge Resources Ltd.
Management Discussion and Analysis
Three Months Ended April 30, 2012

geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.